September 21, 2007

VIA EDGAR AND COURIER

Mr. Michael Reedich

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Correspondence from you dated August 21, 2007 concerning
The Travelers Companies, Inc.:

Definitive 14A

Filed March 23, 2007

File No. 1-10898

Dear Mr. Reedich:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”), dated August 21, 2007, concerning The Travelers Companies, Inc.’s (the “Company”) Definitive Proxy Statement on Schedule 14A filed on March 23, 2007 (the “Proxy Statement”).  This letter is in response to the Staff’s comment letter.  We set forth your comments and our responses below.

Establishment of Annual Bonus and Equity Award Pools, page 15

1.

You state that the Compensation Committee delegated its authority with respect to compensation actions for executive officers to the Subcommittee.  Please disclose the members of the Subcommittee here.

Response:  At the time of the Proxy Statement, the members of the Executive Compensation Subcommittee (the “Subcommittee”) of the Company’s Compensation Committee (the “Compensation Committee”) were Leslie B. Disharoon, Kenneth M. Duberstein and Blythe J. McGarvie.  Currently, the members of the Subcommittee are Kenneth M. Duberstein, Lawrence G. Graev, Cleve L. Killingsworth, Jr. and Blythe J. McGarvie.  The Company will disclose the members of the Subcommittee in its future proxy filings with the Commission.

Securities and Exchange Commission

September 21, 2007

Annual Bonuses, page 32

2.

On page 32, you state that the amount of the named executive officer bonus pool for 2006 was $71.85 million.  On page 34, you indicate that the aggregate amount of named executive officer bonuses for 2006 was substantially less than this amount.  Please clarify the reasons for this apparent disparity.

Response: The bonus pool of $71.85 million was established under the Company’s Senior Executive Performance Plan (the “Senior Executive Plan”), which was approved by shareholders in 2002, and is based on a fixed formula that is contained in the Senior Executive Plan and described on page 32 of the Proxy Statement.  The bonus pool is not necessarily an expectation of the amount of bonuses that will actually be paid.  Rather, the bonus pool represents the maximum amount of bonus awards that the Subcommittee can approve under the Senior Executive Plan as “performance-based compensation” for tax purposes pursuant to Section 162(m) of the Internal Revenue Code (“Section 162(m)”).  In accordance with the terms of the Senior Executive Plan and the regulations under Section 162(m), actual bonuses paid are permitted to be less than the maximum amount that could be payable from the bonus pool.  As noted in the Proxy Statement, for 2006 the Subcommittee exercised discretion to determine the actual awards paid to each named executive officer under the Senior Executive Plan.  In exercising its discretion, the Subcommittee considered the factors described on pages 32-34 of the Proxy Statement.

In its future proxy filings with the Commission, the Company will clarify that the bonus pool represents the maximum amount of bonus awards that the Subcommittee can approve under the Senior Executive Plan as “performance-based compensation” for tax purposes pursuant to Section 162(m) and is not necessarily an expectation of the amount of bonuses that will actually be paid.  Furthermore, we will continue to describe the factors considered by the Subcommittee in determining bonuses to named executive officers under the Senior Executive Plan.

Stock-Based Long-Term Incentives, page 34

3.

You state that the Committee believed that the 2006 long-term incentive award levels reflected an appropriately conservative assessment of the market level of equity compensation.  Please explain the reasons for the conclusion that the level was appropriately conservative.  Was it because your level was lower?  Was it because your company performed better?

Response: As disclosed on page 35 of the Proxy Statement, the Compensation Committee’s independent compensation consultant conducts an annual review of the Company’s equity compensation program as compared to the equity compensation programs of the Company’s Compensation Comparison Group.  Based on that review, the compensation consultant advised the Compensation Committee that the 2006 long-term incentive award level of approximately $110 million was below the median average

Securities and Exchange Commission

September 21, 2007

of the “fair value transfer rate” of the Company’s Compensation Comparison Group.  The fair value transfer rate measures the economic value of long-term incentive awards as a percentage of market capitalization.  Accordingly, the Compensation Committee believed that its 2006 long-term incentive award level was appropriately conservative.

To the extent that the Company’s 2008 proxy statement includes the same or a similar statement, the Company will include disclosure regarding the basis for the Compensation Committee’s determination.

Stock-Based Long-Term Incentives, page 34

4.

You state the percentages of options, restricted stock and performance shares comprising the mix of long-term compensation incentives.  Please explain why the determination of this exact mix is consistent with compensation committee objectives, and whether and how it reflects individual as well as corporate performance.

Response: To achieve the objectives discussed on pages 34, 35 and 36 of the Proxy Statement, the Compensation Committee determined, based in part upon the advice of its independent compensation consultant, that the Company’s stock-based long-term incentive program for its CEO and other named executive officers should be comprised of the following three compensation elements: (1) performance shares, which reward operating performance as measured by our return on equity, (2) stock options, which reward market performance as measured by an increase in the Company’s stock price, and (3) restricted stock, which facilitates the accumulation of a meaningful equity stake by the executive.  In determining the appropriate mix of long-term compensation grants made in 2006 to the CEO and other named executive officers, the Compensation Committee considered, among other things, its intent to transition from its historical practice of granting stock options and time-based restricted stock, but no performance shares, to its current practice (commencing with grants in 2007) of granting stock options and performance shares and no time-based restricted stock, as disclosed on pages 35 and 36 of the Proxy Statement.  Accordingly, applying its judgment (based in part on the advice of its compensation consultant), the Compensation Committee determined that a mix of approximately 25% performance shares, 55% stock options and 20% restricted stock was appropriate to achieve its objectives for grants made in 2006 and to enable a smooth transition to the new mix of options and performance shares granted in 2007.

Although the grant date value of long-term incentives awarded to an executive is based upon both his or her individual performance and the performance of the Company, the mix of long-term compensation incentive awards granted to such executive is based upon the determination of the Committee described above, which does not reflect adjustments for individual or Company performance.

In its future proxy filings with the Commission, the Company will disclose that the exact mix of long-term compensation incentives reflects the Compensation Committee’s judgment as to the appropriate balance of these incentives to achieve its objectives.  In

Securities and Exchange Commission

September 21, 2007

addition, the Company will disclose whether and, if so, how the mix reflects individual as well as corporate performance.

Performance Shares, page 36

5.

We note your explanation of the formula used to determine adjusted return on equity.  Please state the various amounts underlying the items for which you adjust.

Response:  The calculations of Adjusted ROE and the amounts excluded are based upon the relevant three-year performance period and cannot be determined until the conclusion of the three-year period.  For example, the amounts underlying the items for which the Company adjusts return on equity for the performance shares that were granted in February 2006 will not be known until early 2009 (and the amounts underlying the February 2007 grants will not be known until early 2010) after the end of the relevant three-year performance period.

Therefore, the Company is unable to provide, at this time, the final amounts that will underlie the adjustments to be made at the end of the performance period.  Moreover, the Company believes that providing interim amounts underlying the items for which it will adjust awards (for example, 2006 amounts underlying adjustments to February 2006 awards) would potentially be confusing and misleading to investors.  Such interim amounts are not necessarily indicative of actual adjustments because, as explained above, the relevant performance period is a three-year period that is not complete.

Summary Compensation Table, page 43

6.

In footnote (3), please quantify the awards given to Mr. Liss that are mentioned in the last paragraph of the footnote.

Response:  For 2006, the amount reflected for Mr. Liss in the “Stock Awards” column of the Summary Compensation Table was $2,750,024, which consisted of the sum of the values of (1) annual long-term compensation that was awarded to him in the form of (a) restricted stock with a value of $148,787, (b) restricted stock with a value of $247,000 awarded under the Company's former Capital Accumulation Program and (c) performance shares with a value of $214,699, (2) a special, restricted stock award with a value of $193,897 made in January 2005 in partial settlement of Mr. Liss’s vested rights under the Amended and Restated Special Severance Policy adopted in February 1999 by the Board of Directors of The St. Paul Companies, Inc. and (3) an award of restricted stock with a value of $1,945,642 made in November 2005 and vesting on February 28, 2007.

The Company will more specifically quantify the components in similar disclosure in its future filings with the Commission.

Securities and Exchange Commission

September 21, 2007

*   *   *  *

In addition, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you should have any questions regarding this letter, please contact me at (651) 310-8699 (facsimile: (651) 310-5853).

Sincerely,

/s/ Kenneth F. Spence III

Kenneth F. Spence III

Executive Vice President and General Counsel

cc:

Jay S. Fishman

Chairman and Chief Executive Officer

The Travelers Companies, Inc.